Form 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November 2002

SONY CORPORATION
(Translation of registrant’s name into English)

7-35 KITASHINAGAWA 6-CHOME, SHINAGAWA-KU, TOKYO, JAPAN
(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY CORPORATION (Registrant)

By:	/s/ Teruhisa Tokunaka
(Signature)

Teruhisa Tokunaka

Executive Deputy President and Chief Financial Officer

Date:  November 29th, 2002

List of materials

Documents attached hereto:

i)	Press Release regarding the issue, by Sony Corporation, of stock acquisition rights for the purpose of granting stock options, on November 29th 2002.

SONY

News & Information	Sony Corporation 6-7-35 Kitashinagawa, Shinagawa-ku Tokyo, 141-0001 Japan

No. 02-051

November 29, 2002

Sony Corporation to Issue Stock Acquisition Rights
for the Purpose of Granting Stock Options

Sony Corporation (the “Corporation”) resolved at a meeting of its Board of Directors today to issue Common Stock Acquisition Rights for the purpose of granting stock options to directors and employees of the Corporation and its subsidiaries, and to issue Tracking Stock Acquisition Rights for the purpose of granting stock options to directors and employees of Sony Communication Network Corporation (“SCN”), pursuant to Articles 280-20 and 280-21 of the Commercial Code of Japan and to the approval of the Corporation’s 85th Ordinary General Meeting of Shareholders held on June 20, 2002.

The terms of the issue are as follows:

I.       Common Stock Acquisition Rights

1.	Expected date of issue:
December 9, 2002

2.	Aggregate number of Common Stock Acquisition Rights to be issued:
12,004
3.	Issue price of Common Stock Acquisition Rights:
No consideration shall be paid.

4.	Class and number of shares to be issued or transferred upon exercise of Common Stock Acquisition Rights:
1,200,400 shares of Common Stock of the Corporation.
The number of shares to be issued upon exercise of each Stock Acquisition Right is 100.

5.	Amount to be paid in per share for exercise of Common Stock Acquisition Rights:
The amount to be paid in per share to be issued or transferred upon exercise of each common stock acquisition right (the “Exercise Price”) shall be the average of closing prices of shares of Common Stock of the Corporation in the regular trading thereof on the Tokyo Stock Exchange for ten (10) consecutive trading days (excluding days on which there is no such closing price) prior to the issue date of such Common Stock Acquisition Rights, and any fraction less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest one (1) yen; provided, however, that if such calculated price is lower than the closing price on the issue date of such Common Stock Acquisition Rights (if there is no such closing price on such date, the closing price on the immediately preceding trading day), the Exercise Price shall be the closing price on the issue date of such Common Stock Acquisition Rights (or the closing price on the immediately preceding trading day).

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6.	Period during which Common Stock Acquisition Rights may be exercised:
From and including December 9, 2003 to and including December 8, 2012. If the last day of such period falls on a holiday of the Corporation, the immediately preceding trading day shall be the last day of such period.

7.	Conditions for exercise of Common Stock Acquisition Rights:

(i)	Each Common Stock Acquisition Right may not be exercised in part.

(ii)
If share exchange or share transfer by which the Corporation becomes a wholly-owned subsidiary of another company is approved at the meeting of shareholders of the Corporation, holders of the Common Stock Acquisition Rights may not exercise the Common Stock Acquisition Rights on and after the date of such share exchange or share transfer.

8.	Issue of certificates for Common Stock Acquisition Rights:
Certificates for Common Stock Acquisition Rights shall be issued only upon request of the holders of Common Stock Acquisition Rights.

9.	The amount to be accounted for as stated capital in respect of shares to be issued upon exercise of Common Stock Acquisition Rights:
The amount to be accounted for as stated capital shall be the amount obtained by multiplying the Exercise Price by 0.5, and any fraction less than one (1) yen resulting from such calculation shall be rounded upward to the nearest one (1) yen.

10.	Persons to whom Common Stock Acquisition Rights shall be allocated:
Directors and employees of the Corporation and its subsidiaries (total: 539)

II.     Tracking Stock Acquisition Rights

1.	Expected date of issue:
December 9, 2002

2.	Aggregate number of Tracking Stock Acquisition Rights to be issued:
455

3.	Issue price of Tracking Stock Acquisition Rights:
No consideration shall be paid.

4.	Class and number of shares to be issued or transferred upon exercise of Tracking Stock Acquisition Rights:
45,500 shares of Tracking Stock of the Corporation.
The number of shares to be issued upon exercise of each Stock Acquisition Right is 100.

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5.	Amount to be paid in per share for exercise of Tracking Stock Acquisition Rights:
The amount to be paid in per share to be issued or transferred upon exercise of each Tracking Stock Acquisition Right (the “Exercise Price”) shall be the average of closing prices of shares of Tracking Stock of the Corporation in the regular trading thereof on the Tokyo Stock Exchange for ten (10) consecutive trading days (excluding days on which there is no such closing price) prior to the issue date of such Tracking Stock Acquisition Rights, and any fraction less than one (1) yen arising as a result of such calculation shall be rounded up to the nearest one (1) yen; provided, however, that if such calculated price is lower than the closing price on the issue date of such Tracking Stock Acquisition Rights (if there is no such closing price on such date, the closing price on the immediately preceding trading day), the Exercise Price shall be the closing price on the issue date of such Tracking Stock Acquisition Rights (or the closing price on the immediately preceding trading day).

6.	Period during which Tracking Stock Acquisition Rights may be exercised:
From and including December 9, 2003 to and including December 8, 2012. If the last day of such period falls on a holiday of the Corporation, the immediately preceding trading day shall be the last day of such period.

7.	Conditions for exercise of Tracking Stock Acquisition Rights:

(i)	Each Tracking Stock Acquisition Right may not be exercised in part.

(ii)
If share exchange or share transfer by which the Corporation becomes a wholly-owned subsidiary of another company is approved at the meeting of shareholders of the Corporation, holders of the Tracking Stock Acquisition Rights may not exercise the Tracking Stock Acquisition Rights on and after the date of such share exchange or share transfer.

8.	Issue of certificates for Tracking Stock Acquisition Rights:
Certificates for Tracking Stock Acquisition Rights shall be issued only upon request of the holders of Tracking Stock Acquisition Rights.

9.	The amount to be accounted for as stated capital in respect of shares to be issued upon exercise of Tracking Stock Acquisition Rights:
The amount to be accounted for as stated capital shall be the amount obtained by multiplying the Exercise Price by 0.5, and any fraction less than one (1) yen resulting from such calculation shall be rounded upward to the nearest one (1) yen.

10.	Persons to whom Tracking Stock Acquisition Rights shall be allocated:
Directors and employees of SCN (total: 7)

(Contact)

Sony Corporation
Corporate Communications
TEL: 03-5448-2200

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